SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2007
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 18, 2007

Shaw Communications Inc.
By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

Special Meeting
Calgary, Alberta
July 10, 2007

Shaw Communications Inc.

Notice of Special Meeting
of Shareholders and Proxy Circular

June 7, 2007

Dear Shareholders,

Over the past year the market price of the Corporation’s shares has increased substantially. The Corporation’s Board of Directors believes that a two-for-one stock split is appropriate at this time as it may increase trading liquidity and support a broadening of the Corporation’s shareholder base. Due to certain limitations in the Corporation’s articles and also certain rather unique provisions of the Business Corporations Act (Alberta) (the “ABCA”), we require shareholder approval to enable the stock split.

In summary, unlike many other corporate statutes, the ABCA requires that if a corporation has more than one class of shares, each class of shareholder shall vote separately on a special resolution to approve a split of the shares of any class. As a result, the holders of Class A Shares and Class B Non-Voting Shares are each entitled to vote separately as a class to approve the stock split special resolution. Also, solely in order to accommodate the stock split, the resolution increases the number of authorized Class A Shares set out in the Corporation’s articles. The split of the Class A Shares and the Class B Non-Voting Shares will not change a shareholder’s proportionate ownership in the Corporation.

In addition, we plan to continue to strengthen our Board of Directors and require additional flexibility to determine the appropriate number of directors. Accordingly, the accompanying proxy circular also contains a proposal to amend the articles of the Corporation to change the minimum and maximum numbers of directors from 10 and 15, respectively, to 8 and 20, respectively. This special resolution requires the approval of the holders of Class A Shares only.

We recommend that you vote FOR the special resolutions summarized above, which are outlined in detail in the accompanying proxy circular.

Shaw Communications Inc. Board of Directors

SHAW COMMUNICATIONS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders of Shaw Communications Inc. (the “Corporation”) will be held as follows:

Date:	Tuesday, July 10, 2007

Time:	2:00 p.m. (Mountain time)

Location:	Charles V. Keating Boardroom
9th Floor, Shaw Court
630 – 3rd Avenue SW
Calgary, Alberta

for the purposes set out below. In order to effect a stock split in accordance with the provisions of the Business Corporations Act (Alberta) (the “ABCA”) and as proposed below, the ABCA requires that, if a corporation has more than class of shares, each class of shareholder vote separately on a special resolution to approve the proposed splitting of the shares of any class.

Purposes of the Meeting

1.	for the holders of Class A Shares and the Class B Non-Voting Shares, each voting separately as a class, to consider, and, if thought advisable, to pass, a special resolution (the “Split Resolution”) in the form set forth in Exhibit A to the proxy circular accompanying this notice, the text of which proposed special resolution is incorporated herein by reference, to amend the articles of the Corporation to (a) increase the authorized number of Class A Shares in the capital of the Corporation by 11,359,932 shares to accommodate the proposed division of shares in subparagraph (b) hereof; and (b) divide each issued and outstanding Class A Share and Class B Non-Voting Share in the capital of the Corporation on a two-for-one basis;

2.	for the holders of Class A Shares, to consider, and, if thought advisable, to pass, a special resolution (the “Director Resolution”) in the form set forth in Exhibit B to the proxy circular accompanying this notice, the text of which proposed special resolution is incorporated herein by reference, to amend the articles of the Corporation to change the minimum number of directors and maximum number of directors from 10 and 15, respectively, to 8 and 20, respectively; and

3.	to transact such other business as may properly come before the meeting.

Pursuant to the provisions of the ABCA, registered holders of Class B Non-Voting Shares have the right to dissent and be paid fair value for their shares in respect of the Split Resolution. This right is described in the proxy circular accompanying this notice of special meeting. Failure to strictly comply with the requirements set forth in the ABCA may result in the loss of any right to dissent.

By Order of the Board of Directors,

Calgary, Alberta	(signed) Douglas J. Black, Q.C.
June 7, 2007	Corporate Secretary

Holders of Class A Shares of record at the close of business on June 4, 2007 are the only shareholders entitled to vote on all matters at the meeting. The holders of the Class B Non-Voting Shares are only entitled to vote (separately as a class) in respect of the Split Resolution. Holders of Class B Non-Voting Shares are entitled to attend and speak at the meeting, but are not otherwise entitled to vote on any matter proposed for consideration.

You are encouraged to complete the accompanying form of proxy and to return it in the enclosed envelope to CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: P.O. Box 2517, Calgary, Alberta, T2P 4P4), to be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting or an adjournment thereof, if you cannot attend the meeting in person.

SHAW COMMUNICATIONS INC.

PROXY CIRCULAR

The information contained in this proxy circular is provided in connection with the solicitation of proxies by and on behalf of management of Shaw Communications Inc. (the “Corporation”) for use at the special meeting (the “Meeting”) of shareholders of the Corporation to be held on July 10, 2007, and any adjournments thereof, as set forth in the attached Notice of Special Meeting.

Unless otherwise noted, the information contained in this proxy circular is given as of June 7, 2007. All sums are expressed in Canadian dollars, unless otherwise noted.

BUSINESS OF THE MEETING

Amendments of Articles of the Corporation

A.	Stock Split

As the market price of the Corporation’s securities has increased substantially in the past year, it has been decided to place before the shareholders for their consideration at the Meeting a special resolution (the “Split Resolution”) to amend the articles of the Corporation to (a) increase the authorized number of class A participating shares (“Class A Shares”) in the capital of the Corporation by 11,359,932 shares to accommodate the division of shares in subparagraph (b) hereof; and (b) divide each issued and outstanding Class A Share and Class B Non-Voting Share (as defined below) in the capital of the Corporation on a two-for-one basis (collectively, the “Stock Split”). The text of the Split Resolution authorizing this amendment is attached to this proxy circular as Exhibit A. The Split Resolution provides that the Board of Directors of the Corporation may, in its discretion, without further approval of the shareholders of the Corporation, revoke the Split Resolution at any time before it is acted upon.

The authorized number of Class A Shares in the capital of the Corporation is proposed to be increased solely to accommodate the Stock Split. After the Stock Split becomes effective, the authorized number of Class A Shares in the capital of the Corporation will equal at any particular time 22,719,864, plus that number of class B non-voting participating shares (“Class B Non-Voting Shares”) in respect of which the holders thereof have validly exercised their right of conversion into Class A Shares pursuant to the provisions of the articles of the Corporation at or prior to such time, less that number of Class A Shares in respect of which the holders thereof have validly exercised their right of conversion into Class B Non-Voting Shares pursuant to the provisions of the articles of the Corporation at or prior to such time.

The Stock Split will double the number of Class A Shares and Class B Non-Voting Shares that are outstanding and is expected to initially reduce the price per share at which Class A Shares and Class B Non-Voting Shares trade by approximately one-half. Management and the Board of Directors of the Corporation believe that the proposed share division is in the best interest of the Corporation and its shareholders. The increased number of shares and the reduced trading price per share may increase the liquidity of the Class A Shares and Class B Non-Voting Shares by potentially facilitating more active trading in the shares of the Corporation, and may also assist with increasing and broadening the Corporation’s shareholder base. The division of the Class A Shares and the Class B Non-Voting Shares will not change a shareholder’s proportionate ownership in the Corporation. Class A Shares and Class B Non-Voting Shares are being divided on the same basis.

As a result of the Stock Split, there will be certain consequential amendments to outstanding rights and options to acquire Class B Non-Voting Shares and to the Corporation’s share-based incentive compensation plans to preserve proportionately the rights of holders of outstanding rights and options. The number of outstanding deferred share units and options will double and option exercise prices will be halved. These adjustments will not take effect until the Stock Split has been approved by shareholders and becomes effective.

The Class A Shares are listed on the TSX Venture Exchange (the “TSX-V”), and the Class B Non-Voting Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The Corporation has

applied to have the Class A Shares and the Class B Non-Voting Shares resulting from the Stock Split listed on the TSX-V, the TSX and the NYSE, as applicable.

If the Split Resolution is passed at the Meeting and the Board of Directors of the Corporation determines to implement the Stock Split (and not revoke the resolution after it has been passed, per the Board’s authority described above), Articles of Amendment will be filed to divide the shares, and shareholders of record as of the close of business on July 30, 2007 (the “Record Date”) will be provided with additional share certificates representing the additional Class A Shares or Class B Non-Voting Shares to which they are entitled as a result of the Stock Split. It is currently expected that the Corporation or its transfer agent, CIBC Mellon Trust Company, will mail those certificates on or about August 2, 2007 (the “Mailing Date”). Currently outstanding share certificates representing Class A Shares and Class B Non-Voting Shares will continue to be effective and should be retained by shareholders and should not be forwarded to the Corporation or its transfer agent. Pursuant to the rules of the TSX-V and the TSX, the Class A Shares and Class B Non-Voting Shares will commence trading on a divided basis on those exchanges at the opening of business on July 26, 2007, being two trading days prior to the Record Date.

Pursuant to the rules of the NYSE, the Class B Non-Voting Shares will commence trading on a divided basis on that exchange one business day after the Mailing Date (but will, from the opening of business on July 26, 2007 until trading commences on a divided basis, trade with a “due bill” that will entitle the holder of each Class B Non-Voting Share to one Class B Non-Voting Share of the Corporation after the division has occurred).

If the shareholders approve the Split Resolution, the Corporation expects to adjust the monthly dividends on our Class A Shares and Class B Non-Voting Shares to maintain the pre-split rate.

To be effective, the Split Resolution must be passed by a majority of not less than two thirds of the votes cast at the Meeting by the holders of the Class A Shares, as well as by a majority of not less than two thirds of the votes cast at the Meeting by the holders of the Class B Non-Voting Shares, each voting separately as a class.

B.	Minimum and Maximum Numbers of Directors

In order to provide reasonable flexibility to the Board of Directors of the Corporation to set the number of directors to be elected at each annual meeting of shareholders of the Corporation so as to have the best possible representation thereon, including with respect to expertise and geographical representation, it has been decided to place before the shareholders for their consideration at the Meeting a special resolution (the “Director Resolution”) to amend the articles of the Corporation to change the minimum number of directors and maximum number of directors from 10 and 15, respectively, to 8 and 20, respectively. The text of the Director Resolution authorizing this amendment is attached to this proxy circular as Exhibit B. The Director Resolution provides that the Board of Directors of the Corporation may, in its discretion, without further approval of the shareholders of the Corporation, revoke the Director Resolution at any time before it is acted upon.

To be effective, the Director Resolution must be passed by a majority of not less than two thirds of the votes cast at the Meeting by the holders of the Class A Shares.

Interest of Certain Persons in the Split Resolution

Management of the Corporation is not aware of any material interest of any director or officer or anyone who has held such office since the beginning of the Corporation’s last financial year or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except to the extent that their shareholdings may be affected by the Stock Split.

Rights of Dissenting Shareholders

As indicated in the Notice of Special Meeting, a shareholder whose Class B Non-Voting Shares are registered in the name of the shareholder on the Corporation’s shareholder register (a “Registered Shareholder‘’) is entitled, pursuant to the provisions of the Business Corporations Act (Alberta) (the “ABCA”), to dissent and be paid the fair value of his or her securities if such Registered Shareholder objects to the Split Resolution (by complying with the steps set forth in section 191 of the ABCA) and if Articles of Amendment are filed to give it effect. Exhibit C to this proxy circular, which is incorporated by reference herein, contains a summary of the provisions of section 191 of the ABCA which does not purport to provide a comprehensive statement of the procedures to be followed by a Registered Shareholder who wishes to dissent and seek payment of the fair value of his or her securities. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all dissent rights. Accordingly, each Registered

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Shareholder who might desire to exercise dissent rights should carefully consider and comply with the provisions of that section, the full text of which is also set out in Exhibit C to this proxy circular, and consult his or her legal advisor.

Income Tax Consequences of the Stock Split

The following discussion is limited to certain Canadian and U.S. federal income tax considerations and should not be considered to be legal or tax advice to any particular holder of shares of the Corporation. Holders of shares are advised to consult with their own tax advisers.

Certain Canadian Federal Income Tax Considerations

In the opinion of Felesky Flynn LLP, Canadian tax counsel to the Corporation, the Stock Split should not constitute a disposition of the Class A Shares or Class B Non-Voting Shares (collectively, the “Shares”) for purposes of the Income Tax Act (Canada) (“Tax Act”), or give rise to a dividend or deemed dividend or taxable benefit for purposes of the Tax Act. Consequently, no income for purposes of the Tax Act should arise as a result of the Stock Split for owners of Shares (“Shareholders”) who do not exercise their right to dissent from the Stock Split and who receive additional Shares as a result of the Stock Split.

For such a Shareholder who holds Shares as capital property for purposes of the Tax Act, the aggregate adjusted cost base (“ACB”) to the Shareholder of all Class A Shares or Class B Non-Voting Shares held immediately after the Stock Split should be equal to the aggregate ACB to the Shareholder of all Class A Shares or Class B Non-Voting Shares, respectively, held by the Shareholder immediately before the Stock Split.

The tax consequences to a holder of Class B Non-Voting Shares who dissents to the Stock Split will differ materially from the tax consequences to a holder of such shares who does not dissent. Holders considering dissenting from the Stock Split should seek advice on the tax implications of dissenting from their tax advisors.

Certain United States Federal Income Tax Considerations

The following summary applies to shareholders who for U.S. federal income tax purposes hold their shares as capital assets (“U.S. Tax Holders”) and has been provided by Sherman & Howard L.L.C., U.S. tax counsel to the Corporation.

The Corporation has been advised that the division of each issued Class A Share and Class B Non-Voting Share will not result in recognition of a gain or loss to shareholders for U.S. federal income tax purposes, unless a shareholder dissents from, and receives a cash payment in respect of, the Split Resolution. The tax basis of a share immediately after the division will be one-half the tax basis of the respective undivided share immediately before the division. The holding period of divided shares will include the holding period of the respective undivided shares.

The tax consequences to a holder of Class B Non-Voting Shares who dissents to the Stock Split will differ materially from the tax consequences to a holder of such shares who does not dissent. Holders considering dissenting from the Stock Split should seek advice on the tax implications of dissenting from their tax advisors.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that: (i) any U.S. federal tax advice contained in this document (including any attachment) is not intended or written by us to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax penalties under the Internal Revenue Code; (ii) such advice was written in connection with the promotion or marketing of the matters addressed herein; and (iii) taxpayers should seek advice based on their particular circumstances from an independent tax advisor.

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PROXY INFORMATION

Solicitation of Proxies

This is a management proxy circular and proxies are hereby solicited by or on behalf of the management of the Corporation for use at the Meeting or any adjournments thereof. It is expected that the solicitation will primarily be by mail, but may also be made by telephone or other means of telecommunication by directors, officers or employees of the Corporation. The cost of the solicitation will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

Each person named in the enclosed form of proxy is a director and officer of the Corporation. A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of that person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy. In either case, the shareholder must deliver or send the completed form of proxy to CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address: P.O. Box 2517, Calgary, Alberta, T2P 4P4), so that it will be received not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or an adjournment thereof.

A shareholder who has given a proxy may revoke it, in any manner permitted by law, including by signing a form of proxy bearing a later date or a notice of revocation and, in either case, delivering it to the Corporation’s registered office up to the day before the Meeting or to the Chair of the Meeting on the day of the Meeting.

Exercise of Discretion by Proxyholders

Where a choice is specified, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions contained therein. In the absence of such directions, it is intended that such shares will be voted for the adoption of all resolutions referred to in the Notice of Special Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Special Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Special Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgement with respect to the shares represented by such proxy.

Voting of Shares — Advice to Beneficial Holders

The information set forth in this section is of significant importance to shareholders who hold Class A Shares and Class B Non-Voting Shares in the capital of the Corporation through brokers and their nominees and not in their own name. Shareholders who do not hold their Class A Shares or Class B Non-Voting Shares, as the case may be, in their own name (referred to in this proxy circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of the Class A Shares or Class B Non-Voting Shares, as the case may be, can be recognized and acted upon at the Meeting. If Class A Shares or Class B Non-Voting Shares, as the case may be, are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees can only be voted for, or withheld from voting, or voted against any resolution upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Class A Shares or Class B Non-Voting Shares, as the case may be, are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder receiving a form of proxy from an intermediary cannot use that proxy to vote shares directly at the Meeting; rather the proxy must be returned to the intermediary well in advance of the Meeting in order to have the shares voted.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only the holders of Class A Shares of record at the close of business on June 4, 2007, the record date fixed by the directors of the Corporation, will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held.

The holders of Class B Non-Voting Shares of record at the close of business on June 4, 2007, the record date fixed by the directors of the Corporation, will only be entitled to vote on the Split Resolution, voting separately as a class. Each holder of Class B Non-Voting Shares is entitled to one vote for each such share held.

As at May 31, 2007, there were 11,281,532 Class A Shares and 206,000,575 Class B Non-Voting Shares in the capital of the Corporation outstanding.

The only person who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Class A Shares is JR Shaw who beneficially owns, controls or directs 8,889,904 Class A Shares, representing approximately 78.80% of the issued and outstanding Class A Shares. JR Shaw also beneficially owns, controls or directs 14,126,482 Class B Non-Voting Shares, representing approximately 6.86% of the issued and outstanding Class B Non-Voting Shares. JR Shaw, members of his family and corporations owned or controlled by them have entered into a Voting Trust Agreement relating to all Class A Shares and Class B Non-Voting Shares they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees. The Corporation has been advised that the representative of the trustees will vote for the adoption of all the resolutions referred to in the Notice of Special Meeting.

To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Class B Shares.

RESTRICTED SHARES

Other than the Split Resolution in respect of which they are entitled to vote separately as a class and, except as otherwise provided by law, holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Corporation and will not be entitled to vote on any other matter at the Meeting. In certain circumstances, if a take-over bid is made for the Class A Shares, a holder of Class B Non-Voting Shares may, at his or her option, and for the purpose of tendering to such take-over bid, convert any or all Class B Non-Voting Shares then held by such holder into Class A Shares on the basis of one Class A Share for each Class B Non-Voting Share so converted during a specified period of time. Under the Corporation’s articles, the Corporation is required to give notice of the occurrence of an event entitling the holders of Class B Non-Voting Shares to exercise such conversion right not later than 14 days prior to the expiry of the period relating to such event.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, management of the Corporation is unaware of any material interest of any director or executive officer of the Corporation or of any person who beneficially owns (directly or indirectly) or exercises control or direction over shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

LEGAL MATTERS

Canadian legal advice in respect of certain Canadian federal income tax considerations contained in this proxy circular in connection with the Stock Split has been provided by Felesky Flynn LLP. U.S. legal advice in respect of certain U.S. federal income tax considerations contained in this proxy circular in connection with the Stock Split has been provided by Sherman & Howard L.L.C. As at June 6, 2007, the partners and associates of these firms collectively owned beneficially, directly or indirectly, less than 1% of the Class A Shares and Class B Non-Voting Shares.

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ADDITIONAL INFORMATION

Additional information concerning the Corporation, including financial information contained in the Corporation’s consolidated interim and annual financial statements and management’s discussion and analysis thereon, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com. Copies of such information may also be obtained on request without charge from the Corporate Secretary of the Corporation, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

BOARD OF DIRECTORS APPROVAL

The contents and sending of this proxy circular have been approved by the Board of Directors of the Corporation.

DATED this 7th day of June, 2007.

By Order of the Board of Directors,

(signed) Douglas J. Black, Q.C.
Corporate Secretary

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EXHIBIT A
SPLIT RESOLUTION

RESOLVED, as a special resolution, that:

1.	the articles of the Corporation be amended pursuant to provisions of the Business Corporations Act (Alberta) in order to:

(a)	increase the authorized number of class A voting participating shares in the capital of the Corporation (“Class A Shares”) by 11,359,932 Class A Shares in order to accommodate the division in paragraph (b) below;

(b)	divide the issued and outstanding Class A Shares on a two-for-one basis;

(c)	divide the issued and outstanding class B voting participating shares in the capital of the Corporation (“Class B Non-Voting Shares”) on a two-for-one basis;

2.	the effective date of the division of Class A Shares and Class B Non-Voting Shares, as the case may be, shall be the close of business on July 30, 2007 or such other date as is established prior thereto by the Board of Directors of the Corporation and publicly announced by the Corporation;

3.	there be no addition to the stated capital of the Class A Shares or the Class B Non-Voting Shares as a consequence of the division;

4.	no Class A Shares or Class B Non-Voting Shares be cancelled in giving effect to this resolution;

5.	any director or officer of the Corporation or any other person designated by any one of them be, and each of them is, hereby authorized to take such action and to execute and deliver such documents, including Articles of Amendment, whether on behalf or in the name of the Corporation or otherwise, as such person may, in his or her discretion, consider to be necessary or desirable to carry out the intent and purpose of this resolution and the matters/transactions contemplated herein; and

6.	notwithstanding the foregoing, the Board of Directors of the Corporation may, in its discretion, without further approval of the shareholders of the Corporation, revoke this resolution at any time before it is acted upon.

EXHIBIT B
DIRECTOR RESOLUTION

RESOLVED, as a special resolution, that:

1.	the articles of the Corporation be amended pursuant to provisions of the Business Corporations Act (Alberta) in order to change the minimum number of directors and maximum number of directors to be 8 and 20, respectively;

2.	any director or officer of the Corporation or any other person designated by any one of them be, and each of them is, hereby authorized to take such action and to execute and deliver such documents, including Articles of Amendment, whether on behalf or in the name of the Corporation or otherwise, as such person may, in his or her discretion, consider to be necessary or desirable to carry out the intent and purpose of this resolution and the matters/transactions contemplated herein; and

3.	notwithstanding the foregoing, the Board of Directors of the Corporation may, in its discretion, without further approval of the shareholders of the Corporation, revoke this resolution at any time before it is acted upon.

EXHIBIT C
RIGHTS OF DISSENTING SHAREHOLDERS

The following summary of the rights of dissenting shareholders is qualified in its entirety by reference to the text of section 191 of the Business Corporations Act (Alberta) which follows immediately after the summary.

Pursuant to section 191 of the ABCA, in order to dissent, a shareholder whose Class B Non-Voting Shares are registered in the name of the shareholder on the Corporation’s shareholder register (a “Registered Shareholder”) must send to Shaw Communications Inc., Attention: Corporate Secretary, 900, 630 – 3rd Avenue, S.W., Calgary, Alberta, T2P 4L4, so as to be received by the Corporation at or before the Meeting, a written objection (an “Objection Notice”) to the Split Resolution. A vote against the Split Resolution, an abstention or the execution or exercise of a proxy to vote against the Split Resolution does not constitute such written objection, but a Registered Shareholder need not vote his or her Class B Non-Voting Shares against the Split Resolution in order to dissent.

A dissenting shareholder may claim under section 191 of the ABCA only with respect to all Class B Non-Voting Shares held by him or her or on behalf of any one beneficial owner and registered in his or her name. The filing of an Objection Notice does not deprive a shareholder of his or her right to vote on the Split Resolution.

Persons who are beneficial owners of Class B Non-Voting Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent. A registered holder such as a broker who holds Class B Non-Voting Shares as nominee for beneficial owners must exercise dissent rights on behalf of such beneficial owners with respect to the shares held for such beneficial owners. In such case, the Objection Notice should set forth the number of Class B Non-Voting Shares covered by it.

A dissenting shareholder may make an agreement with the Corporation for the purchase of such shareholder’s Class B Non-Voting Shares by the Corporation at any time before the Court (as defined below) pronounces an order fixing the fair value of the dissenting shareholder’s shares.

After the adoption of the Split Resolution, the Corporation or a dissenting shareholder may make application to the Court of Queen’s Bench of Alberta (the “Court”) to fix the fair value of the Class B Non-Voting Shares of the dissenting shareholder determined as of the close of business on the last business day before the day on which the Split Resolution was approved by the shareholders of the Corporation. If an application is made to the Court, and unless the Court otherwise orders, the Corporation must send to each dissenting shareholder a written offer to pay such dissenting shareholder an amount considered by the directors of the Corporation to be the fair value of the Class B Non-Voting Shares. The offer, unless the Court otherwise orders, will be sent to each dissenting shareholder at least 10 days before the date on which the application is returnable, if the Corporation is the applicant, or within 10 days after the Corporation is served with notice of the application, if a dissenting shareholder is the applicant. The offer to each dissenting shareholder must be on the same terms and contain or be accompanied by a statement showing how the fair value was determined.

On an application under section 191 of the ABCA, the Court shall make an order fixing the fair value of the Class B Non-Voting Shares of all dissenting shareholders who are parties to the application, giving judgment in that amount against the Corporation in favour of each of those dissenting shareholders, and fixing the time within which the Corporation must pay the amount to a dissenting shareholder. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date on which the dissenting shareholder ceases to have any rights as a shareholder until the date of payment. A dissenting shareholder is not required to give security for costs in respect of an application to the Court to fix the fair value of such dissenting shareholder’s Class B Non-Voting Shares and, except in special circumstances, shall not be required to pay the costs of the application or appraisal.

A dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his or her Class B Non-Voting Shares on the earliest of the date the Split Resolution becomes effective, the making of an agreement between the Corporation and the dissenting shareholder and the pronouncement of an order of the Court fixing the fair value of the Class B Non-Voting Shares. Until any of the foregoing events occur, the shareholder may withdraw his or her dissent or the Corporation may rescind the Split Resolution and, in either event, proceedings under section 191 of the ABCA shall be discontinued.

The Corporation shall not make a payment to a dissenting shareholder under section 191 of the ABCA if there are reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due or that the realizable value of the assets of the Corporation would thereby be less than the aggregate of its liabilities. It is not expected by the Corporation that this restriction will be applicable; however, in the event it is applicable, the Corporation shall, within 10 days after the pronouncement of an order of the Court fixing the fair value of the Class B Non-Voting Shares or the making of an agreement between the Corporation and the dissenting shareholder, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their Class B Non-Voting Shares, in which case the dissenting shareholder may, by written notice to the Corporation within 30 days after receipt of such notice withdraw his or her Objection Notice and be reinstated as a shareholder of the Corporation.

2

EXHIBIT C (cont’d)
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

3

EXHIBIT C (cont’d)
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

4

EXHIBIT C (cont’d)
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

5

(BOWNE LOGO)

PRINTED IN CANADA
O35829

SHAW COMMUNICATIONS INC.
CLASS A PARTICIPATING SHARES
PROXY

SOLICITED BY MANAGEMENT FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THE 10th DAY OF JULY 2007.

The undersigned shareholder of Shaw Communications Inc. (the “Corporation”) hereby appoints JR SHAW of Calgary, Alberta, or, failing him, JIM SHAW of Calgary, Alberta, or, instead of either of the foregoing,                             of                            as the nominee of the undersigned to attend and act for the undersigned at the special meeting (the “Meeting”) of shareholders of the Corporation to be held on Tuesday, the 10th day of July 2007 at 2:00 p.m. (Mountain time) and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or at any adjournment or adjournments thereof; and without limiting the general authorization and powers hereby given, the undersigned shareholder specifies and directs the persons above named that the shares registered in the name of the undersigned shall be:

1. VOTED FOR ☐	VOTED AGAINST ☐

the approval of the special resolution (the “Split Resolution”) to amend the articles of the Corporation to effect a two-for-one stock split, the full text of which is reproduced as Exhibit A of the accompanying proxy circular; and

2. VOTED FOR ☐	VOTED AGAINST ☐

the approval of the special resolution (the “Director Resolution”) to amend the articles of the Corporation to change the minimum and maximum numbers of directors from 10 and 15, respectively, to 8 and 20, respectively, the full text of which is reproduced as Exhibit B of the accompanying proxy circular.

Unless otherwise indicated above, this proxy is to be voted for the approval of the Split Resolution and the Director Resolution, all as referred to above. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.

DATED the         day of                 2007.

Signature of Shareholder

Name of Shareholder
(please print)

Notes:

1.	This form of proxy is for use of holders of Class A Participating Shares of the Corporation only.

2.	This proxy is solicited on behalf of the management of the Corporation and the costs thereof will be borne by the Corporation.

3.	A shareholder has the right to appoint a proxyholder (who need not be a shareholder) to attend and act for the shareholder at the Meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided above and strike out the other names or may submit another appropriate proxy.

4.	This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

5.	In order for this proxy to be effective it must be deposited at the offices of CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address P.O. Box 2517, Calgary, Alberta, T2P 4P4), not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment thereof.

6.	If this proxy is duly deposited with CIBC Mellon Trust Company, the shares represented thereby will be voted as directed by the shareholder, but if no direction is made, they will be voted in favour of the above matters. If the shareholder specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made.

SHAW COMMUNICATIONS INC.
CLASS B NON-VOTING PARTICIPATING SHARES
PROXY

SOLICITED BY MANAGEMENT FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THE 10th DAY OF JULY 2007.

The undersigned shareholder of Shaw Communications Inc. (the “Corporation”) hereby appoints JR SHAW of Calgary, Alberta, or, failing him, JIM SHAW of Calgary, Alberta, or, instead of either of the foregoing,                             of                             as the nominee of the undersigned to attend and act for the undersigned at the special meeting (the “Meeting”) of shareholders of the Corporation to be held on Tuesday, the 10th day of July 2007 at 2:00 p.m. (Mountain time) and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or at any adjournment or adjournments thereof; and without limiting the general authorization and powers hereby given, the undersigned shareholder specifies and directs the persons above named that the shares registered in the name of the undersigned shall be:

1. VOTED FOR ☐	VOTED AGAINST ☐

the approval of the special resolution (the “Split Resolution”) to amend the articles of the Corporation to effect a two-for-one stock split, the full text of which is reproduced as Exhibit A of the accompanying proxy circular.

Unless otherwise indicated above, this proxy is to be voted for the approval of the Split Resolution, as referred to above. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto, to the extent the holders of Class B Non-Voting Participating Shares are entitled to vote thereon.

DATED the         day of                 2007.

Signature of Shareholder

Name of Shareholder
(please print)

Notes:

1.	This form of proxy is for use of holders of Class B Non-Voting Participating Shares of the Corporation only.

2.	This proxy is solicited on behalf of the management of the Corporation and the costs thereof will be borne by the Corporation.

3.	A shareholder has the right to appoint a proxyholder (who need not be a shareholder) to attend and act for the shareholder at the Meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided above and strike out the other names or may submit another appropriate proxy.

4.	This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

5.	In order for this proxy to be effective it must be deposited at the offices of CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address P.O. Box 2517, Calgary, Alberta, T2P 4P4), not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment thereof.

6.	If this proxy is duly deposited with CIBC Mellon Trust Company, the shares represented thereby will be voted as directed by the shareholder, but if no direction is made, they will be voted in favour of the above matters. If the shareholder specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made.

SHAW COMMUNICATIONS INC.
CLASS B NON-VOTING PARTICIPATING SHARES
[ESPP PARTICIPANTS]
PROXY

SOLICITED BY MANAGEMENT FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THE 10th DAY OF JULY 2007.

The undersigned shareholder participant in the Employee Share Purchase Plan (the “Plan”, either in the registered or non-registered portion thereof) of Shaw Communications Inc. (the “Corporation”) hereby appoints HSBC InvestDirect, a division of HSBC Securities (Canada) Inc. (custodian of the Plan) or, instead of the foregoing,                             of                            as the nominee of the undersigned to attend and act for the undersigned at the special meeting (the “Meeting”) of shareholders of the Corporation to be held on Tuesday, the 10th day of July 2007 at 2:00 p.m. (Mountain time) and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were a registered shareholder and present at the Meeting or at any adjournment or adjournments thereof; and without limiting the general authorization and powers hereby given, the undersigned shareholder specifies and directs the entity/person above named that the shares held to the undersigned’s credit in respect of the Plan shall be:

1. VOTED FOR ☐	VOTED AGAINST ☐

the approval of the special resolution (the “Split Resolution”) to amend the articles of the Corporation to effect a two-for-one stock split, the full text of which is reproduced as Exhibit A of the accompanying proxy circular.

Unless otherwise indicated above, this proxy is to be voted for the approval of the Split Resolution, as referred to above. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto, to the extent the holders of Class B Non-Voting Participating Shares are entitled to vote thereon.

DATED the         day of                 2007.

Signature of Shareholder

Name of Shareholder
(please print)

Notes:

1.	This form of proxy is for use of holders of Class B Non-Voting Participating Shares of the Corporation who hold such shares through the Plan only.

2.	This proxy is solicited on behalf of the management of the Corporation and the costs thereof will be borne by th Corporation.

3.	A shareholder has the right to appoint a proxyholder (who need not be a shareholder) to attend and act for the shareholder at the Meeting other than the entity designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided above and strike out the entity’s name ,or may submit another appropriate proxy.

4.	This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

5.	In order for this proxy to be effective it must be deposited at the offices of CIBC Mellon Trust Company, 600 The Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 (mailing address P.O. Box 2517, Calgary, Alberta, T2P 4P4), not less than 48 hours, excluding Saturdays, Sundays and holidays, before the time for holding the Meeting or any adjournment thereof.

6.	If this proxy is duly deposited with CIBC Mellon Trust Company, the shares represented thereby will be voted as directed by the shareholder, but if no direction is made, they will be voted in favour of the above matters. If the shareholder specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made.